SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

JDS Uniphase Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

46612J507

(CUSIP Number of Class of Securities (Underlying Common Stock))

JDS Uniphase Corporation

430 North McCarthy Boulevard

Milpitas, CA 95035

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dean Fealk, Esq

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On September 25, 2009, JDS Uniphase Corporation (“JDSU” or the “Company”) filed a Proxy Statement for the Annual Meeting of Stockholders of JDSU to be held on November 11, 2009 (the “Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve a stock option exchange program for employees other than the Company’s directors and named executive officers (the “Proposed Stock Option Exchange Program”).

On October 26, 2009, the Company made a revision to the Proposed Stock Option Exchange Program as explained in the exhibit attached hereto. Neither the Proxy Statement nor the communications attached hereto as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Proposed Stock Option Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the Proposed Stock Option Exchange Program and the Company’s board of directors determines to implement the Proposed Stock Option Exchange Program.

The Proposed Stock Option Exchange Program has not yet commenced. JDSU will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Proposed Stock Option Exchange Program.

In connection with the proposal to be voted on by the Company’s stockholders to approve the Proposed Stock Option Exchange Program, the Company has filed a definitive proxy statement with the SEC and intends to file other relevant materials with the SEC, as appropriate. Our stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Proposed Stock Option Exchange Program because they will contain important information about the proposal to be voted on by stockholders with respect to the Proposed Stock Option Exchange Program.

Our stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: JDS Uniphase Corporation, 430 North McCarthy Boulevard, Milpitas, California 95035, Attention: Investor Relations.

Item 12. Exhibits

Exhibit Number	Description

99.6	Additional Definitive Soliciting Material filed by the Company on October 26, 2009.